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17018544

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49555

RECEIVED 2017 OCT 13 PM 12:56 SEC / TM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2016 (MM/DD/YY) AND ENDING 07/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ace Diversified Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

923 E. Valley Boulevard # 213
(No. and Street)

San Gabriel	California	91776
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynnwood Jen (626) 307-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lynnwood Jen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ace Diversified Capital, Inc., as of July 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public



ROBERT H. APPERT
Notary Public – California
Los Angeles County
Commission # 2184401
My Comm. Expires Mar 16, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have audited the accompanying statement of financial condition of Ace Diversified Capital, Inc. as of July 31, 2017 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Ace Diversified Capital, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ace Diversified Capital, Inc. as of July 31, 2017 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2017 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Ace Diversified Capital, Inc.'s financial statements. The supplemental information is the responsibility of Ace Diversified Capital, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
September 12, 2017

ACE DIVERSIFIED CAPITAL, INC.

Statement of Financial Condition
July 31, 2017

ASSETS

Cash	$	31,260
Commissions Receivable		24,344
Deposits with Clearing Organizations		50,076
Furniture and Equipment net of accumulated depreciation of $129,260		-
Officer Loan		47,020
Deferred Tax Asset (Note 2)		20,013
Other Assets		12,147
Total Assets	$	184,860

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	2,869
Commissions Payable		20,500
Other Liabilities		8,000
Total Liabilities	$	31,369

STOCKHOLDERS' EQUITY

Common Stock, no par value, 55,000 shares authorized, issued, and outstanding	$	55,000
Additional Paid-in-Capital		376,650
Accumulated Deficit		(278,159)
Total Stockholders' Equity	$	153,491
Total Liabilities and Stockholders' Equity	$	184,860

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Operations
For the Year Ended July 31, 2017

REVENUES		
Commissions	$	405,911
Interest		761
Total Revenues	$	406,672
EXPENSES		
Clearing Fees	$	72,016
Commissions		227,874
Legal and Professional Fees		28,300
Rent		21,000
Other Expenses		67,757
Total Expenses	$	416,947
NET LOSS BEFORE INCOME TAXES	$	(10,275)
LESS: INCOME TAX EXPENSE (Note 2)		800
NET LOSS	$	(11,075)

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Stockholders' Equity
For the Year Ended July 31, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, August 1, 2016	$ 55,000	$376,650	$ (267,084)	$ 164,566
Net Loss			(11,075)	(11,075)
Ending balance, July 31, 2017	$ 55,000	$376,650	$ (278,159)	$ 153,491

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the Year Ended July 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(11,075)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets		
Commissions Receivable		(1,430)
Other Assets		(5,458)
Increase (decrease) in liabilities		
Accounts Payable		147
Commissions Payable		(500)
Other Liabilities		8,000
Total adjustments		759
Net cash used in operating activities	$	(10,316)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Officer Loan	$	8,630
Net cash provided by financing activities	$	8,630
Net decrease in cash	$	(1,686)
Cash at beginning of year		32,946
Cash at end of year	$	31,260
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	69
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Notes to Financial Statements
July 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ace Diversified Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its clients' cash and margin accounts through another broker-dealer, Wedbush, Inc., on a fully disclosed basis.

Accounting Policies

The company used the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions, including proprietary investment transactions, and the related commissions revenues and expenses, are recorded on a trade date basis. The clearing deposit at July 31, 2017 is $50,076.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value Measurement

FASB ASC 820 defines fair value and establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no financial instruments to measure for fair value as of July 31, 2017.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 2: INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of July 31, 2017, management did not believe any valuation allowances were necessary.

The firm has an accumulated net operating loss with an estimated tax benefit of $20,013 and is allowed to carry back the loss for 5 years and forward for 15 years for Federal taxation purpose, and carry back the loss for two years and forward for 20 years for State taxation purpose. The firm has elected not to carry back the loss and to realize the benefit in future years. The net operating loss will expire on July 31, 2028.

The income tax provision for the year ended July 31, 2017 is $800. 100% of the revenues were generated in the State of California.

The Company is subject to audit by the taxing agencies for fiscal years ending July 31, 2014, 2015 and 2016.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. At July 31, 2017, the Company's net capital of $69,764 exceeded the minimum net capital requirement of $5,000 by $64,764 and the ratio of aggregate indebtedness of $31,369 to net capital was 0.45:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

The company has an outstanding note receivable from a shareholder in the amount of $47,020. The note was renewed for five years. It carries an interest rate of 3% and matures on July 31, 2022. For the year ended July 31, 2017, the Company recorded Interest Income in the amount of $761.

In January 2017, a shareholder and a registered principal of the Company registered, a separate entity Ace Investment Advisor, Inc., as an Investment Advisor with California Department of Business Oversight (CRD Number 286113). As of September 12, 2017, there have been no related party transactions between the Company and this entity.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing an office space in San Gabriel, California, on a month to month basis at an amount of $1,750. Rent expense for year ended July 31, 2017 was $21,000. The Company also has an office space in Los Angeles, California, but it does not incur rent expense on it.

Note 6: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end July 31, 2017 through September 12, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

ACE DIVERSIFIED CAPITAL, INC.

Schedule I
Statement of Net Capital
July 31, 2017

		Focus 07/31/2017		Audit 07/31/2017	Change
Stockholders' Equity, 07/31/2017	$	153,491	$	153,491	-
Less: Non-allowable Assets					
Deferred Tax Assets		20,013		20,013	
Other Assets		63,714		63,714	-
Tentative net capital	$	69,764	$	69,764	-
Haircuts:		-		-	-
NET CAPITAL	$	69,764	$	69,764	-
Minimum net capital		5,000		5,000	-
Excess net capital	$	64,764	$	64,764	-
Aggregate indebtedness	$	31,369	$	31,369	-
Ratio of aggregate indebtedness to net capital		0.45:1		0.45:1	-

There were no noted differences between the audit and focus filed at 07/31/2017

ACE DIVERSIFIED CAPITAL, INC.

July 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Ace Diversified Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ace Diversified Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Ace Diversified Capital, Inc., stated that Ace Diversified Capital, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Ace Diversified Capital, Inc. 's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ace Diversified Capital, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
September 12, 2017


ACE

Assertions Regarding Exemption Provisions

We, as members of management of Ace Diversified Capital Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting August 1, 2016 through July 31, 2017.

Ace Diversified Capital Inc.

By:



(Jen, Lynnwood)

September 12, 2017

ACE DIVERSIFIED CAPITAL, INC.

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